SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Town Sports International Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89214A102

(CUSIP Number)

Philip M. Garthe

HG Vora Capital Management, LLC

330 Madison Avenue, 23rd Floor

New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Katz

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7072

August 13, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 89214A102

(1)	NAME OF REPORTING PERSON: HG Vora Special Opportunities Master Fund, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS: WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 3,875,000
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 3,875,000
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,875,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.0%
(14)	TYPE OF REPORTING PERSON: OO (Cayman Islands exempted company)

CUSIP NO.: 89214A102

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS: AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 3,875,000
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 3,875,000
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,875,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.0%
(14)	TYPE OF REPORTING PERSON: OO (Delaware limited liability company)

CUSIP NO.: 89214A102

(1)	NAME OF REPORTING PERSON: Parag Vora
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS: AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 3,875,000
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 3,875,000
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,875,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.0%
(14)	TYPE OF REPORTING PERSON: IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Town Sports International Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5 Penn Plaza (4th Floor), New York, New York 10001.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by (i) HG Vora Special Opportunities Master Fund Ltd., a Cayman Islands exempted company (the “Fund”), with respect to the shares of Common Stock directly owned by it; (ii) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Manager”), as investment manager of the Fund, with respect to the shares of Common Stock directly owned by the Fund; and (iii) Mr. Parag Vora (“Mr. Vora”), as managing member of the Manager, with respect to the shares of Common Stock directly owned by the Fund. The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

All voting and dispositive decisions for the Fund have been delegated to the Manager. In such capacity, the Manager may be deemed to beneficially own the securities directly owned by the Fund. Mr. Vora is the managing member of the Manager. As such, Mr. Vora may be deemed to beneficially own the securities reported herein. Neither the Manager nor Mr. Vora directly own any shares of Common Stock. The Manager and Mr. Vora expressly disclaim beneficial ownership of the securities reported in this Schedule 13D except to their pecuniary interest therein.

(b) The business address of each of the Reporting Persons is 330 Madison Avenue, 23rd Floor, New York, New York 10017.

(c) The principal business of the Fund is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal business of the Manager is provide investment advisory services to the Fund. The principal occupation or employment of Mr. Vora is to serve as the managing member of the Manager.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Fund is organized under the laws of the Cayman Islands. The Manager is organized under the laws of the state of Delaware. Mr. Vora is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock of the Issuer beneficially owned by the Reporting Persons was acquired in the open market with working capital set aside for the general purpose of investing.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the Issuer’s Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

As part of their ongoing monitoring and assessment of their investment in the Issuer’s Common Stock, the Reporting Persons conducted a review of the Issuer’s assets, liabilities, capital structure, operating performance, business prospects, market valuation and other related matters based on publicly available information. Based on this review, the Reporting Persons recently discussed a range of issues with the Issuer and suggest the following to enhance shareholder value:

•	Distribute Cash to Issuer. The Issuer should cause its subsidiaries to transfer cash to the Issuer in the amount permitted under the restricted payments basket provisions of the credit agreement. Based on the analysis outlined in the table at the end of this Item 4 below (which excludes the impact of the sale of the property on East 86th Street in New York City) the Reporting Persons estimate approximately $27.3 million can be immediately distributed to the Issuer. Availability of the Issuer’s restricted payments basket is subject to compliance with a pro forma net leverage ratio test. Based on the Issuer’s third quarter EBITDA guidance, it may fail to comply with this test and lose the ability to distribute cash in the near future; therefore immediate action is required. Following the distribution, the Issuer will have the ability to return excess cash to shareholders in the form of a special dividend or tax efficient share buyback transaction as well as maintain flexibility to fund business operations. Pro forma for the distribution, the Reporting Persons estimate cash at the Issuer would be approximately $67.1 million or an amount equivalent to 64.5% of the current market capitalization as of August 20, 2014.

•	Focus on Improving Free Cash Flow. The Issuer should improve free cash flow by reducing costs and capital expenditures. Corporate overhead for the latest twelve months ended June 30, 2014 has risen to $30.0 million from $24.1 million at year end 2012, while Adjusted EBITDA has declined to $69.6 million from $99.8 million over the same time period. While the Issuer has recently announced a strategic shift into high value, low cost clubs and the roll out of its new BFX concept, the Issuer’s primary focus should be on reducing overhead and limiting discretionary capital expenditures until there is additional data to ensure these new initiatives will generate an attractive return on investment.

•	Explore a Like-Kind Exchange. The Issuer should explore a like-kind exchange qualifying under Section 1031 of the Internal Revenue Code if the Issuer closes on the sale of the property on East 86th Street in New York City. The Reporting Persons estimate approximately $30.0 million in cash taxes on the gain from the sale could be deferred or an amount equivalent to approximately 28.8% of the current market capitalization as of August 20, 2014. Further, if the buyer fails to close on the transaction by the extended deadline of September 11, 2014, the Issuer should retain the $20 million non-refundable cash deposit and consider remarketing the property to third parties.

•	Engage a Financial Advisor. Given the competitive environment and execution risks associated with the Issuer’s recently announced business initiatives, the Issuer should retain financial and legal advisors to consider other strategic alternatives to maximize shareholder value including a sale of the entire company. The Reporting Persons believe the Issuer’s strong brands, customer database, strategic real estate locations and the potential for meaningful synergies could attract a range of financial or strategic buyers.

The Reporting Persons look forward to continuing its constructive dialogue with the Issuer’s management or its board of directors about the suggestions above or any other actions to unlock shareholder value.

The Reporting Persons will continue to evaluate their investment in the Issuer’s Common Stock and may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock, including by engaging in short selling of, or any hedging or similar transaction with respect to, the Common Stock, at times and in such manner as they deem advisable. As part of its evaluation, the Reporting Persons will continue to monitor and assess the Issuer’s assets, liabilities, capital structure, operating performance, business prospects, market valuation and other related matters, as well as prevailing market conditions, alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, industry participants, investment and financing professionals, sources of credit and other investors. The Reporting Persons may also take other actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the operations, strategy, capitalization or ownership structure of the Issuer, or changing their intentions with respect to any and all matters referred to in this Item 4.

Except as set forth above, the Reporting Persons currently have no plan or proposals with respect to any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Restricted Payment Calculations (as of 6/30/2014)

6/30/2014 LTM Adjusted EBITDA(a)	69.6
(x) Maximum Covenant Net Leverage(b)	4.5x

Implied Maximum Net Debt	313.1

6/30/2014 Gross Debt(a)	323.4
(-) Maximum Net Debt	(313.1)

Minimum Cash of TSI, LLC	10.3

12/31/2013 Cash of the Issuer(a)	43.6
(-) Estimated Dividends Paid from the Issuer(c)	(3.8)

Estimated 6/30/2014 Cash of the Issuer	39.8

6/30/14 Total Balance Sheet Cash(a)	77.4
(-) Estimated 6/30/2014 Cash of the Issuer	(39.8)

Cash of TSI, LLC (Implied)	37.6

(-) Minimum TSI, LLC Cash	(10.3)

Resticted Payment from TSI, LLC to the Issuer (d)	27.3
Restricted Payment from TSI, LLC to the Issuer Per Share	$1.12

Estimated 6/30/2014 Cash of the Issuer	39.8
Restricted Payment from TSI, LLC to the Issuer	27.3

Pro Forma Cash at the Issuer	67.1
Pro Forma Cash at the Issuer Per Share	$2.76

a)	Source: Issuer’s filings with the Securities and Exchange Commission
b)	Source: Credit Agreement, dated November 15, 2013, of Town Sports International, LLC (“TSI, LLC”), a wholly-owned subsidiary of the Issuer
c)	Assumes 50.0% of the 2014 cash dividends were paid from the Issuer and 50.0% were paid from TSI, LLC
d)	Assuming 50% of 2014 cash dividends ($3.8mm) were paid from TSI, LLC, the maximum allowed under the restricted payments basket would be the lesser of $27.3mm and $31.2mm ($35.0mm initial basket less $3.8m)

Item 5.	Interest in Securities of the Issuer.

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1.	Fund – 3,875,000 shares of Common Stock, which represents 16.0% of the Issuer’s outstanding Common Stock.

2.	Manager – 3,875,000 shares of Common Stock, which represents 16.0% of the Issuer’s outstanding Common Stock.

3.	Parag Vora – 3,875,000 shares of Common Stock, which represents 16.0% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 24,303,408 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 31, 2014.

(c). In the 60 days prior to this filing, the following describes the Reporting Persons’ purchase and sale activity in shares of Common Stock in the open market:

Trade Date	Shares Purchased / (Sold)	Average Price of Shares Purchased or Sold
June 24, 2014	(25,000)	$6.0007
June 24, 2014	575,000	$5.8625
June 25, 2014	100,000	$6.2809
June 26, 2014	197,000	$6.2430
June 27, 2014	28,000	$6.5952
July 8, 2014	51,000	$6.4971
July 10, 2014	19,000	$6.5601
July 15, 2014	5,000	$6.8032
July 31, 2014	225,000	$4.6684
August 1, 2014	200,000	$4.3057
August 4, 2014	25,000	$4.1409
August 11, 2014	25,000	$4.0435
August 13, 2014	25,000	$4.1248

(d) and (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

(1) Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 21, 2014

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Director

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member

/s/ Parag Vora
Parag Vora